Exhibit 21.1

Enjoy Technology, Inc.

List of Subsidiaries

Subsidiary	Jurisdiction

Enjoy Technology Operating Corp.	Delaware

Enjoy (UK) Limited	United Kingdom

Enjoy Technology Canada Ltd.	Canada

Enjoy Technology LLC	Delaware